 FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 25 April 2018

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x

Issued: Wednesday, 25 April 2018, London U.K.

GSK delivers Q1 sales of £7.2 billion, -2% AER, +4% CER
Total EPS 11.2p, -48% AER, -33% CER; Adjusted EPS 24.6p, -2% AER, +11% CER
Significant currency impact in the quarter reflecting movements in Sterling

Financial highlights

●	CER sales growth across all 3 businesses. Pharmaceuticals sales £4.0 billion -4% AER, +2% CER; Vaccines £1.2 billion +7% AER, +13% CER; Consumer Healthcare £2.0 billion -3% AER, +2% CER
●	Adjusted Group operating margin of 26.6%, down 0.2 percentage points AER, up 1.3 percentage points CER. Pharmaceuticals 33.2%; Vaccines 27.4%; Consumer Healthcare 19.4%
●	Total EPS 11.2p, -48% AER, -33% CER, reflecting revaluation of Consumer Healthcare business following agreement to acquire full ownership
●	Adjusted EPS 24.6p, -2% AER, +11% CER driven by continued operating and financial efficiencies
●	Q1 free cash flow £324 million -50% primarily reflecting impact of £317 million Vaccine sales milestone payment to Novartis
●	19p dividend declared for quarter. Continue to expect 80p for FY 2018
●	Guidance for CER growth in Adjusted EPS for 2018 maintained

Novartis transaction

●	Agreement reached with Novartis to acquire full ownership of Consumer Healthcare business for $13 billion, subject to shareholder approval

Product and pipeline highlights

●
Sales of Ellipta Respiratory products, £386 million +25% AER, +34% CER and Nucala £104 million +76% AER, +86% CER.  Landmark IMPACT data for Trelegy Ellipta published in NEJM.  sNDA approved in US and data submitted to European Medicines Agency to support expanded label.  OSMO study demonstrating Nucala improves asthma control in severe eosinophilic asthma patients uncontrolled on Xolair presented at AAAAI

●	Continued growth from dolutegravir-based HIV products, including new 2 drug regimen Juluca, with sales of £964 million +15% AER, +23% CER. Positive CHMP opinion received for Juluca in Europe
●	Shingrix sales of £110 million; approved in Europe and Japan (23 March)

Q1 2018 results
	Q1 2018	Growth
	£m	£%	CER%

Turnover	7,222	(2)	4

Total operating profit	1,240	(28)	(15)
Total earnings per share	11.2p	(48)	(33)

Adjusted operating profit	1,923	(3)	9
Adjusted earnings per share	24.6p	(2)	11

Net cash from operating activities	863	(25)
Free cash flow	324	(50)

Emma Walmsley, Chief Executive Officer, GSK said:
"GSK has continued to make good progress in the first quarter with sales growth on a CER basis across all three businesses.  We are strongly focused on commercial execution with encouraging starts for our most recent new product launches, Shingrix, Trelegy and Juluca.  This performance combined with continued cost discipline has driven a further improvement in the Group's Adjusted operating margin at CER.  We also agreed to acquire full ownership of the Consumer Healthcare business during the quarter, delivering on one of our key capital allocation priorities.  This will help improve future cash generation and support capital planning for the Group's main priority to strengthen the Pharmaceuticals business and R&D pipeline."

The Total results are presented under 'Income Statement' on page 24 and Adjusted results reconciliations are presented on pages 11, and 39 to 40.  The definitions of £% or AER% growth, CER% growth, Adjusted results, free cash flow and other non-IFRS measures are set out on page 21.  All expectations and targets regarding future performance should be read together with "Assumptions related to 2018 guidance and 2016-2020 outlook" and "Assumptions and cautionary statement regarding forward-looking statements" on page 22.

2018 guidance

The Group expects to make continued progress in 2018, although the expectation for Adjusted EPS growth is impacted by a number of factors including, in particular, uncertainties relating to the timing and extent of potential generic competition to Advair in the US.

In the event that no substitutable generic competitor to Advair is introduced to the US market in 2018, the Group continues to expect 2018 Adjusted EPS growth of 4 to 7% at CER.  In the first quarter, the Group has made continued progress, with encouraging performances from new launches, Shingrix, Trelegy and Juluca and other new products, as well as agreeing the buyout of Novartis' shareholding in the Consumer Healthcare Joint Venture, subject to shareholder approval.  However, the Group has also seen increased pricing and competitive pressures in the US inhaled respiratory market in the first quarter, and GSK now expects a decline in 2018 US Advair sales of around 30% at CER.

In the event of a mid-year introduction of a substitutable generic competitor to Advair in the US, the Group expects full year 2018 US Advair sales of around £750 million at CER (US$1.30/£1), with Adjusted EPS flat to down 3% at CER.

The effective tax rate for 2018 is expected to be approximately 19-20% of Adjusted profits after the impact of US tax reform which is expected to benefit the Group effective tax rate by two to three percentage points.

GSK is not able to give guidance for Total results as it cannot reliably forecast certain material elements of our Total results such as the future fair value movements on contingent consideration and put options.  It should be noted that contingent consideration cash payments are made each quarter primarily to Shionogi by ViiV Healthcare which reduce the balance sheet liability and are hence not recorded in the income statement.  An explanation of the acquisition-related arrangements with ViiV Healthcare, including details of cash payments to Shionogi, is set out on page 37.

If exchange rates were to hold at the closing rates on 31 March 2018 ($1.40/£1, €1.14/£1 and Yen 149/£1) for the rest of 2018, the estimated negative impact on full-year 2018 Sterling turnover growth would be around 5% and if exchange gains or losses were recognised at the same level as in 2017, the estimated negative impact on 2018 Sterling Adjusted EPS growth would be around 8%.

Sales performance

Group turnover by business and geographic region

Group turnover by business	Q1 2018

	£m	Growth £%	Growth CER%

Pharmaceuticals	4,009	(4)	2
Vaccines	1,238	7	13
Consumer Healthcare	1,975	(3)	2

Group turnover	7,222	(2)	4

Group turnover declined 2% AER but increased 4% CER to £7,222 million, with CER growth delivered by all three businesses.

Pharmaceuticals sales were down 4% AER but up 2% CER, reflecting the continued strong growth in HIV sales and growth from Nucala and the Ellipta portfolio, including the first full quarter of sales of Trelegy.  This was partly offset by lower sales of Seretide/Advair, Ventolin and Established Pharmaceuticals.  Overall Respiratory sales declined 6% AER, but were flat at CER.

Vaccines sales were up 7% AER, 13% CER, primarily driven by sales of Shingrix in the US as well as increased demand for Bexsero and Hepatitis vaccines, partly offset by declines in Established Vaccines and Menveo.

Consumer Healthcare sales declined 3% AER but grew 2% CER reflecting strong performances from power brands in the Pain relief and Oral health categories as well as Cold & flu seasonal brands, partly offset by the adverse comparison with launch sales for Flonase Sensimist in Q1 2017 and the impacts of generic competition to Transderm Scop in the US and the implementation of the Goods & Service Tax (GST) in India on 1 July 2017.

Group turnover by geographic region	Q1 2018

	£m	Growth £%	Growth CER%

US	2,518	(4)	7
Europe	2,041	2	-
International	2,663	(4)	4

Group turnover	7,222	(2)	4

US sales declined 4% AER, but grew 7% CER driven by strong performances from Tivicay and Triumeq, as well as contributions from the growth of Shingrix and Hepatitis vaccines.

Europe sales grew 2% AER, but were flat at CER as growth from Tivicay and Triumeq was offset by continued generic competition to Epzicom and Avodart.  Growth in the new Respiratory products offset the decline in Seretide.

In International, sales declined 4% AER, but grew 4% CER reflecting strong growth in Tivicay, Triumeq, the Respiratory portfolio and Cervarix in China, following its recent launch.  Sales in Emerging Markets declined 4% AER, but grew 4% CER.

Turnover - Q1 2018

Pharmaceuticals

	Q1 2018

	£m	Growth £%	Growth CER%

Respiratory	1,575	(6)	-
HIV	1,048	6	14
Immuno-inflammation	100	9	20
Established Pharmaceuticals	1,286	(10)	(5)

	4,009	(4)	2

US	1,570	(9)	1
Europe	1,027	2	(1)
International	1,412	(3)	5

	4,009	(4)	2

Pharmaceuticals turnover in the quarter was £4,009 million, down 4% AER, but up 2% CER, driven primarily by the growth in HIV sales, which were up 6% AER, 14% CER, to £1,048 million, reflecting continued strong performances by Triumeq and Tivicay and initial sales of Juluca.  Respiratory sales declined 6% AER, but were flat at CER, to £1,575 million, with growth from the Ellipta portfolio and Nucala offset by lower sales of Seretide/Advair and Ventolin.  Sales of Established Pharmaceuticals fell 10% AER, 5% CER, with the decline mitigated by some one-off contract sales in the quarter.

In the US, sales declined 9% AER but grew 1% at CER, with growth in the HIV portfolio and Benlysta offsetting declines in Established Products and Respiratory.  Europe sales grew 2% AER but declined 1% CER, reflecting continued generic competition to Epzicom and Avodart and the ongoing transition of the Respiratory portfolio.  International declined 3% AER but grew 5% CER, primarily driven by the new Respiratory portfolio.

Respiratory
Total Respiratory sales declined 6% AER, but were flat at CER, with the US down 14% AER, 4% CER.  Europe sales grew 2% AER but declined 1% CER and International declined 2% AER but grew 6% CER, driven primarily by higher sales in Japan.  Growth from the Ellipta portfolio and Nucala was offset by lower sales of Seretide/Advair and Ventolin.

Sales of Nucala were £104 million in the quarter, growing 76% AER, 86% CER, continuing to benefit from the global rollout of the product.  US sales of Nucala grew 40% AER, 57% CER to £59 million, despite some de-stocking and increased competitive pressures from a new market entrant in the quarter.

Sales of Ellipta products were up 25% AER, 34% CER, driven by continued growth in all regions.  In the US, sales grew 16% AER, 29% CER, reflecting further market share gains, partly offset by the impact of continued competitive pricing pressures.  In Europe, sales grew 41% AER, 38% CER.  Sales of Trelegy Ellipta, our new, once daily closed triple Ellipta product, contributed £11 million in the quarter.

Relvar/Breo Ellipta sales grew 7% AER, 14% CER, to £219 million, primarily driven by growth in Europe, which was up 27% AER, 22% CER to £62 million, and in International, which was up 30% AER, 39% CER to £57 million.  In the US, Breo Ellipta sales declined 10% AER, but grew 1% CER, with volume growth of 44%, reflecting continued market share growth, almost entirely offset by the combined impact of prior period payer rebate adjustments (primarily an unfavourable comparison with rebate levels in Q1 2017) and increased competitive pricing pressure.  Anoro Ellipta sales grew 56% AER, 68% CER to £97 million, driven by gains in the US.  All Ellipta products, Breo, Anoro, Incruse, Arnuity and Trelegy, continued to grow market share in the US during the quarter.

Seretide/Advair sales declined 25% AER, 20% CER to £566 million.  Sales of Advair in the US declined 32% AER, 25% CER (6% volume decline and 19% negative impact of price) primarily reflecting increased pricing and competitive pressures.  In Europe, Seretide sales were down 19% AER, 21% CER to £166 million (9% volume decline and a 12% price decline).  This reflected continued competition from generic products and the transition of the Respiratory portfolio to newer products.  In International, sales of Seretide were down 17% AER, 12% CER, to £171 million (9% volume decline and 3% negative impact of price), reflecting generic competition in certain markets and the continuing transition to the newer Respiratory products.

Pricing pressures also affected other Respiratory products, with Ventolin sales declining 16% AER, 9% CER to £180 million.

HIV
HIV sales increased 6% AER, 14% CER to £1,048 million in the quarter, with the US up 3% AER, 15% CER, Europe up 15% AER, 12% CER and International up 3% at AER, up 11% CER.  The growth was driven by continued increases in market share for Triumeq and Tivicay, partly offset by the impact of generic competition to Epzicom/Kivexa, particularly affecting the European market.  The ongoing increase in patient numbers for both Triumeq and Tivicay resulted in sales of £606 million and £348 million, respectively, in the quarter.  Juluca was approved in the US in November 2017, and recorded sales of £10 million in its first full quarter.

Epzicom/Kivexa sales declined 53% AER, 52% CER to £37 million, reflecting ongoing generic competition.

Immuno-inflammation
Sales in the quarter were up 9% AER, 20% CER, primarily driven by Benlysta which grew 10% AER, 21% CER to £100 million.  In the US, Benlysta grew 7% AER, 18% CER to £89 million including the contribution from the sub-cutaneous formulation launched in Q3 2017.

Established Pharmaceuticals
Sales of Established Pharmaceuticals in the quarter were £1,286 million, down 10% AER, 5% CER.  The decline was mitigated by some one-off contract sales, including a post-divestment sale of raxibacumab inventory.

The Avodart franchise was down 12% AER, 9% CER to £141 million, primarily due to the loss of exclusivity in Europe, with the US impact now broadly annualised.  Coreg CR sales were lower following a generic entrant to the US market.  Augmentin sales grew 6% AER, 12% CER to £164 million with improved demand in Emerging Markets.

Vaccines

	Q1 2018

	£m	Growth £%	Growth CER%

Meningitis	180	(6)	(2)
Influenza	9	(31)	(23)
Shingles	110	-	-
Established Vaccines	939	(1)	3

	1,238	7	13

US	489	35	50
Europe	389	-	(3)
International	360	(10)	(6)

	1,238	7	13

Vaccines turnover grew 7% AER, 13% CER to £1,238 million, primarily driven by growth in sales of Shingrix.  Bexsero sales also contributed, with growth across all regions driven by demand and share gains in the US, together with private market sales in International and Europe.  Menveo sales declined due to a strong comparator performance in Q1 2017 and supply constraints in International, partly offset by growth in the US.  Established Vaccines growth was driven by Hepatitis vaccines, mainly due to a competitor supply shortage in the US, and the recent launch of Cervarix in China.  These were partly offset by lower Synflorix sales, driven by lower pricing in Emerging markets and unfavourable phasing, and increased competitive pressures on Infanrix, Pediarix in Europe and the US.

Meningitis
Meningitis sales declined 6% AER, 2% CER to £180 million.  Bexsero sales growth of 10% AER, 13% CER was driven by demand and share gains in the US, together with private market sales in International and Europe, and improved supply in Europe.  Menveo sales decreased by 33% AER, 25% CER, primarily reflecting a strong comparator performance in Q1 2017 and supply constraints in International, partly offset by favourable year-on-year CDC purchases and higher demand in the US.

Influenza
Fluarix/FluLaval sales declined 31% AER, 23% CER to £9 million, due to an unfavourable comparison with Q1 2017, which saw some early deliveries, and increased competition in the quarter in International.

Shingles
Shingrix recorded sales of £110 million in its first full quarter in the US and Canada, including continued building of wholesaler and other channel stocks.

Established Vaccines
Sales of the DTPa-containing vaccines (Infanrix, Pediarix and Boostrix) were down 11% AER, 6% CER. Boostrix sales declined 10% AER, 5% CER to £100 million, primarily driven by the return to the market of a competitor in Europe and unfavourable prior year US wholesaler stocking patterns.  Infanrix, Pediarix sales were down 12% AER, 6% CER to £206 million, reflecting increased competitive pressures in Europe and the US, partly offset by higher demand in International.

Hepatitis vaccines grew 17% AER, 24% CER to £195 million, benefiting from a competitor supply shortage and stronger demand in the US and Europe, partly offset by supply constraints in International.

Rotarix sales declined 11% AER, 6% CER to £130 million, mainly driven by the timing of tenders in International, partly offset by higher demand in Europe.

Synflorix sales were down 26% AER, 26% CER to £99 million, primarily driven by lower pricing and the unfavourable impact of phasing in Emerging Markets, partly offset by higher demand in International.

Cervarix sales were £52 million, more than double Q1 2017, primarily driven by its recent launch in China.

Consumer Healthcare

	Q1 2018

	£m	Growth £%	Growth CER%

Wellness	1,017	(5)	-
Oral health	638	2	7
Nutrition	168	(8)	(1)
Skin health	152	(7)	(2)

	1,975	(3)	2

US	459	(13)	(3)
Europe	625	5	2
International	891	(3)	5

	1,975	(3)	2

Consumer Healthcare sales declined 3% AER but grew 2% CER in the quarter to £1,975 million.  The quarter saw strong performances in Oral health, Pain Relief and the Cold & flu seasonal brands, partly offset by the comparison with launch sales for Flonase Sensimist in Q1 2017.  The generic competition to Transderm Scop in the US and the ongoing impact of the implementation of the Goods & Service Tax (GST) in India on 1 July 2017 impacted growth in the quarter by approximately two percentage points.

Wellness
Wellness sales declined 5% AER and were flat at CER at £1,017 million.  Respiratory sales were down 7% AER, 2% CER with strong double-digit growth for Theraflu driving share gains in the quarter and the benefit of a more severe US winter season more than offset by the comparison with the prior year launch sales for Flonase Sensimist.

Pain relief continued to perform well in the quarter, up 2% AER, 7% CER.  Voltaren delivered broadly based consumption growth, driven by new marketing campaigns.  Panadol delivered mid-single-digit growth with a strong performance in International markets also benefiting from a weak comparator in Australia in the prior year.

Transderm Scop generic competition, which started in July 2017, continued to build in the US during the quarter, leading to a decline of 69% AER, 65% CER compared with Q1 2017 and impacting overall Wellness growth in the quarter by approximately one percentage point.

Oral health
Oral health sales grew 2% AER, 7% CER to £638 million with Sensodyne continuing to drive performance, reporting high single-digit CER growth, with strong delivery in the International region more than offsetting the comparison with new product launch sales in the US in Q1 2017.  Sales of Denture care and Parodontax grew in double digits, reflecting broadly based gains driven by increased dentist recommendation and innovation, including Parodontax Complete Protection and Polident Max Seal.

Nutrition
Nutrition sales declined 8% AER and 1% CER to £168 million, with growth adversely impacted by the implementation of GST in India in July 2017 which impacted overall Nutrition growth by 10 percentage points.  Consumption growth accelerated for Horlicks in India, which benefited from strong marketing activities and new variant launches.  The brands under strategic review represented approximately 80% of the overall Nutrition sales in the quarter.

Skin health
Skin health sales declined 7% AER, 2% CER to £152 million with a tough quarter for Lamisil in International, in part reflecting timing impacts across a number of smaller markets.  This was partly offset by a good performance in Europe on Lamisil and Fenistil.  Lip care also performed well in the peak winter season.

Financial performance - Q1 2018

Total results

The Total results for the Group are set out below.

	Q1 2018 £m	Q1 2017 £m	Growth £%	Growth CER%

Turnover	7,222	7,384	(2)	4

Cost of sales	(2,391)	(2,513)	(5)	(3)

Gross profit	4,831	4,871	(1)	7

Selling, general and administration	(2,311)	(2,452)	(6)	(2)
Research and development	(904)	(960)	(6)	(1)
Royalty income	53	82	(35)	(34)
Other operating income/(expense)	(429)	177

Operating profit	1,240	1,718	(28)	(15)

Finance income	20	21
Finance expense	(162)	(194)
Share of after tax profits of associates and joint ventures	9	5

Profit before taxation	1,107	1,550	(29)	(15)

Taxation	(348)	(327)
Tax rate %	31.4%	21.1%

Profit after taxation	759	1,223	(38)	(24)

Profit attributable to non-controlling interests	210	177
Profit attributable to shareholders	549	1,046

	759	1,223	(38)	(24)

Earnings per share	11.2p	21.4p	(48)	(33)

Cost of sales
Cost of sales as a percentage of turnover was 33.1%, down 0.9 percentage points at AER and 2.1 percentage points in CER terms compared with Q1 2017.  This reflected a more favourable product mix in Pharmaceuticals in the quarter, particularly the impact of higher HIV sales.  There was also a further contribution from integration and restructuring savings in all three businesses, together with lower costs from the manufacturing restructuring programmes.  This was partly offset by continued adverse pricing pressure in Pharmaceuticals, particularly in Respiratory, and a negative mix impact in Established Vaccines.

Selling, general and administration
SG&A costs as a percentage of turnover were 32.0%, 1.2 percentage points lower than in Q1 2017 at AER and 1.7 percentage points lower on a CER basis.  This primarily reflected lower restructuring and legal costs, as well as tight control of ongoing operating costs, particularly in Consumer Healthcare, and continued cost reductions in Pharmaceuticals.  The improvement was partly offset by an increased investment in promotional product support, particularly for new launches in Respiratory, HIV and Vaccines.

Research and development
R&D expenditure was £904 million (12.5% of turnover), 6% lower than in Q1 2017 at AER and 1% lower at CER.  This primarily reflected reduced restructuring costs and lower intangible asset impairments, offset by increased investment in the progression of a number of mid and late-stage programmes.

Royalty income
Royalty income was £53 million (Q1 2017: £82 million), primarily reflecting the impact of the patent expiry of Cialis.

Other operating income/(expense)
Net other operating expense of £429 million (Q1 2017: £177 million income) primarily reflected £416 million (Q1 2017: £70 million) of accounting charges arising from the re-measurement of the contingent consideration liabilities related to the acquisitions of the former Shionogi-ViiV Healthcare joint venture and the former Novartis Vaccines business, the value attributable to the Consumer Healthcare Joint Venture put option held by Novartis and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare.

These charges were driven primarily by the £495 million revaluation of the Consumer Healthcare Joint Venture put option to the consideration agreed with Novartis of $13 billion, discounted to the end of the quarter.  This re-measurement charge was partly offset by accounting credits primarily related to changes in exchange rate assumptions on the valuation of the put option liability to Pfizer, and the valuation of the contingent consideration liability due to Shionogi, partly offset by the unwind of the discount.

In addition, Q1 2017 benefited from the gain of £245 million on the disposal of the anaesthesia business.

Operating profit
Total operating profit was £1,240 million in Q1 2018 compared with £1,718 million in Q1 2017.  The reduction in operating profit reflected the increased impact of accounting charges related to re-measurement of the liability for the Consumer Healthcare put option and the benefit in Q1 2017 of the gain on the disposal of the anaesthesia business, as well as continuing price pressure, particularly in Respiratory, and supply chain investments, partly offset by tight control of ongoing costs and reduced restructuring costs.

Net finance costs
Net finance expense was £142 million compared with £173 million in Q1 2017.  The reduction reflected the benefit of a one-off accounting adjustment to the amortisation of long term bond interest charges of approximately £20 million and the translation impact of exchange rate movements on the reported Sterling costs of foreign currency denominated interest-bearing instruments.

Taxation
The charge of £348 million represented an effective tax rate of 31.4% (Q1 2017: 21.1%) and reflected the differing tax effects of the various adjusting items.

Non-controlling interests
The allocation of earnings to non-controlling interests amounted to £210 million (Q1 2017: £177 million), including the non-controlling interest allocations of Consumer Healthcare profits of £89 million (Q1 2017: £63 million) and the allocation of ViiV Healthcare profits of £110 million (Q1 2017: £102 million).  The allocation of ViiV Healthcare profits included the impact of changes in the proportions of preferential dividends due to each shareholder and the impact of re-measurement charges.

Earnings per share
Total earnings per share was 11.2p, compared with 21.4p in Q1 2017.  The reduction in earnings per share primarily reflected the increased impact of charges arising from increases in the valuation of the liability for the Consumer Healthcare put option and the benefit in Q1 2017 from the gain on disposal of the anaesthesia business.  This was partly offset by improved trading performance and reduced restructuring and legal costs.

Adjusting items

	Q1 2018			Q1 2017

	Operating profit £m	Profit after tax £m	Earnings per share p	Operating profit £m	Profit after tax £m	EPS p

Total results	1,240	759	11.2	1,718	1,223	21.4

Intangible asset amortisation	149	117	2.4	142	111	2.3
Intangible asset impairment	27	23	0.5	44	31	0.7
Major restructuring costs	65	49	1.0	166	129	2.7
Transaction-related items	437	457	9.0	92	65	0.9
Divestments, significant legal and other items	5	26	0.5	(183)	(143)	(3.0)

Adjusting items	683	672	13.4	261	193	3.6

Adjusted results	1,923	1,431	24.6	1,979	1,416	25.0

Full reconciliations between Total results and Adjusted results are set out on pages 39 to 40 and the definition of Adjusted results is set out on page 21.

Intangible asset amortisation and impairment
Intangible asset amortisation was £149 million, compared with £142 million in Q1 2017.  There were also intangible asset impairments of £27 million (Q1 2017: £44 million) related to a commercial asset in Consumer Healthcare.  Both of these charges were non-cash items.

Major restructuring and integration
Major restructuring and integration charges incurred in the quarter were £65 million (Q1 2017: £166 million).  Non-cash charges were £17 million (Q1 2017: £20 million) and cash charges were £48 million (Q1 2017: £146 million).  Cash payments made in the quarter were £104 million (Q1 2017: £213 million) including the settlement of certain charges accrued in previous quarters.  The programme delivered incremental annual cost savings in the quarter of £0.1 billion.

Charges for the combined restructuring and integration programme to date are £4.8 billion, of which cash charges are £3.5 billion.  Cash payments of £3.2 billion have been made to date.  Non-cash charges are £1.3 billion.

Total cash charges of the programme are now expected to be approximately £4.1 billion and non-cash charges up to £1.6 billion.  The programme has now delivered approximately £3.7 billion of annual savings, including a currency benefit of £0.4 billion.  The programme is now expected to deliver by 2020 total annual savings of £4.0 billion on a constant currency basis, together with an estimated £0.4 billion of currency benefits on the basis of Q1 2018 average exchange rates.

Transaction-related adjustments
Transaction-related adjustments resulted in a net charge of £437 million (Q1 2017: £92 million).  This primarily reflected £416 million of accounting charges for the re-measurement of the contingent consideration liabilities related to the acquisitions of the former Shionogi-ViiV Healthcare joint venture and the former Novartis Vaccines business, the value attributable to the Consumer Healthcare Joint Venture put option held by Novartis and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare.

Charge/(credit)	Q1 2018 £m	Q1 2017 £m

Consumer Healthcare Joint Venture put option	495	121
Contingent consideration on former Shionogi-ViiV Healthcare Joint Venture (including Shionogi preferential dividends)	(31)	48
ViiV Healthcare put options and Pfizer preferential dividends	(61)	(114)
Contingent consideration on former Novartis Vaccines business	13	15
Other adjustments	21	22

Total transaction-related charges	437	92

Following the agreement to acquire Novartis' interest in the Consumer Healthcare Joint Venture announced on 27 March 2018, a net charge of £495 million has been taken, primarily representing the re-measurement of the valuation of the Consumer Healthcare put option to the agreed undiscounted valuation of $13 billion (£9.2 billion on signing).  Between signing and 31 March 2018, the liability increased by £0.1 billion to £9.3 billion due to movements in exchange rates but the additional charge to reflect this increase was largely offset by gains on hedging contracts that are recorded separately in the balance sheet within Derivative financial instruments.  The value of the liability has then been discounted by £106 million to £9.2 billion to reflect the present value of the liability at 31 March 2018 assuming an expected settlement on 1 June 2018.

The £31 million credit taken relating to the contingent consideration for the former Shionogi-ViiV Healthcare Joint Venture represented a £132 million reduction in the valuation of the contingent consideration due to Shionogi, primarily as a result of exchange rate assumptions on forecasts, partly offset by £101 million unwind of the discount.  A credit of £61 million has been taken relating to a reduction in the put option liability to Pfizer, primarily as a result of exchange rate assumptions on forecasts.

Contingent consideration cash payments which are made to Shionogi and other companies reduce the balance sheet liability and hence are not recorded in the income statement.  Total contingent consideration cash payments in the quarter amounted to £517 million (Q1 2017: £160 million).  This included a cash milestone paid to Novartis of $450 million (£317 million), as well as cash payments made by ViiV Healthcare to Shionogi in relation to its contingent consideration liability (including preferential dividends) which amounted to £197 million (Q1 2017: £159 million).

An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 37.

Divestments, significant legal charges and other items
Divestments and other items included the profit on disposal of a number of other asset disposals, equity investment impairments and certain other adjusting items.  A charge of £5 million (Q1 2017: £55 million) for significant legal matters included the benefit of the settlement of existing matters as well as provisions for ongoing litigation.  Significant legal cash payments were £5 million (Q1 2017: £5 million).

Adjusted results

	Q1 2018

	£m	% of turnover	Growth £%	Growth CER%

Turnover	7,222	100	(2)	4

Cost of sales	(2,179)	(30.2)	(2)	-
Selling, general and administration	(2,286)	(31.7)	(3)	2
Research and development	(887)	(12.3)	(3)	2
Royalty income	53	0.8	(35)	(34)

Adjusted operating profit	1,923	26.6	(3)	9

Adjusted profit before tax	1,793		(1)	11
Adjusted profit after tax	1,431		1	13
Adjusted profit attributable to shareholders	1,207		(1)	12

Adjusted earnings per share	24.6p		(2)	11

Operating profit by business	Q1 2018

	£m	% of turnover	Growth £%	Growth CER%

Pharmaceuticals	1,941	48.4	(8)	(1)
Pharmaceuticals R&D	(612)		(10)	(4)

Total Pharmaceuticals	1,329	33.2	(8)	-
Vaccines	339	27.4	-	18
Consumer Healthcare	384	19.4	9	18

	2,052	28.4	(4)	6
Corporate & other unallocated costs	(129)		(16)	(30)

Adjusted operating profit	1,923	26.6	(3)	9

Operating profit
Adjusted operating profit was £1,923 million, 3% AER lower than in Q1 2017 and 9% CER higher on a turnover increase of 4%.  The Adjusted operating margin of 26.6% was 0.2 percentage points lower at AER than in Q1 2017 but 1.3 percentage points higher on a CER basis.  This primarily reflected sales growth in all three businesses, a more favourable mix and continued tight control of ongoing costs across all three businesses as well as benefits from restructuring and integration partly offset by continuing price pressure, particularly in Respiratory, supply chain investments and investments in promotional product support, particularly for new launches in Respiratory, HIV and Vaccines, and a reduction in royalty income.

Cost of sales
Cost of sales as a percentage of turnover was 30.2%, up 0.1 percentage points at AER, but down 0.9 percentage points in CER terms compared with Q1 2017.  This reflected a more favourable product mix in Pharmaceuticals in the quarter, particularly the impact of higher HIV sales.  There was also a further contribution from integration and restructuring savings in all three businesses. The improvement was partly offset by continued adverse pricing pressure in Pharmaceuticals, particularly in Respiratory, and in Established Vaccines.

Selling, general and administration
SG&A costs as a percentage of turnover were 31.7%, 0.1 percentage points lower at AER than in Q1 2017 and 0.6 percentage points lower on a CER basis.  This primarily reflected tight control of ongoing costs, particularly in Consumer Healthcare, as well as further integration and restructuring savings.   This was partly offset by increased investment in promotional product support, particularly for new launches in Respiratory, HIV and Vaccines.

Research and development
R&D expenditure was £887 million (12.3% of turnover), 3% AER lower than Q1 2017 but 2% higher on a CER basis in comparison with a significant step-up in expenditure in Q1 2017.  The growth primarily reflected increased investment in the progression of a number of mid and late-stage programmes, partly offset by the benefit of the recent prioritisation initiatives.

Royalty income
Royalty income was £53 million (Q1 2017: £82 million), primarily reflecting the patent expiry of Cialis.

Operating profit by business
Pharmaceuticals operating profit was £1,329 million, down 8% AER, but flat at CER on a turnover increase of 2% CER.  The operating margin of 33.2% was 1.2 percentage points lower at AER than in Q1 2017 and 0.6 percentage points lower on a CER basis.  This reflected increased investment in new product support and the continued impact of lower prices, particularly in Respiratory, and the broader transition of the Respiratory portfolio as well as the reduction in royalty income as a result of the patent expiry of Cialis.  The decline was partly offset by a more favourable product mix, primarily driven by the growth in HIV sales, as well as in prioritisation within R&D.

Vaccines operating profit was £339 million, flat at AER and 18% higher in CER terms on a turnover increase of 13% CER. The operating margin of 27.4% was 2.1 percentage points lower at AER than in Q1 2017, but 1.5 percentage points higher on a CER basis.  This was primarily driven by improved product mix together with continued restructuring and integration benefits, partly offset by increased SG&A resources to support new launches and business growth.

Consumer Healthcare operating profit was £384 million, up 9% AER and 18% CER higher on a turnover increase of 2% CER.  The operating margin of 19.4% was 2.2 percentage points higher than in Q1 2017 and 2.7 percentage points higher on a CER basis.  This primarily reflected continued manufacturing restructuring and integration benefits and improved product mix as well as later phasing of promotional and other operating expenses compared with Q1 2017.

Net finance costs
Net finance expense was £139 million compared with £169 million in Q1 2017.  The reduction primarily reflected the benefit of a one-off accounting adjustment to the amortisation of long term bond interest charges of £20 million as well as the translation impact of exchange rate movements on the reported Sterling costs of foreign currency denominated interest-bearing instruments.

Taxation
Tax on Adjusted profit amounted to £362 million and represented an effective Adjusted tax rate of 20.2% (Q1 2017: 22.0%).  See 'Taxation' on page 32 for further details.

Non-controlling interests
The allocation of Adjusted earnings to non-controlling interests amounted to £224 million (Q1 2017: £199 million), including the non-controlling interest allocations of Consumer Healthcare profits of £102 million (Q1 2017: £74 million) and the allocation of ViiV Healthcare profits, of £111 million (Q1 2017: £113 million) including the impact of changes in the proportions of preferential dividends due to each shareholder based on the relative performance of different products in the quarter.

Earnings per share
Adjusted EPS of 24.6p was down 2% AER but up 11% CER, compared with a 9% CER increase in Adjusted operating profit.

Currency impact on Q1 2018 results
The Q1 2018 results are based on average exchange rates, principally £1/$1.39, £1/€1.13 and £1/Yen 151.  Comparative exchange rates are given on page 33.  The period-end exchange rates were £1/$1.40, £1/€1.14 and £1/Yen 149.

In the quarter, turnover reduced 2% in Sterling terms but increased 4% CER.  Total EPS was 11.2p compared with EPS of 21.4p in Q1 2017 and Adjusted EPS was 24.6p compared with 25.0p in Q1 2017, down 2% AER, but up 11% CER.  The negative currency impact primarily reflected the recent strength of Sterling, particularly against the US$ and Yen, relative to Q1 2017.  Exchange gains or losses on the settlement of intercompany transactions contributed around one percentage point of the negative currency impact of thirteen percentage points on Adjusted EPS.

Cash generation and conversion

Cash flow and net debt

	Q1 2018	Q1 2017

Net cash inflow from operating activities (£m)	863	1,144
Free cash flow* (£m)	324	650
Free cash flow growth (%)	(50)%	>100%
Free cash flow conversion* (%)	59%	62%
Net debt (£m)	13,377	13,743

*	Free cash flow and free cash flow conversion are defined on page 21.

Q1 2018
The net cash inflow from operating activities for the quarter was £863 million (Q1 2017: £1,144 million).  The reduction primarily reflected the payment of the $450 million (£317 million) milestone to Novartis relating to the non-US sales of Bexsero, of which £269 million was recognised in cashflows from operating activities and £48 million was recognised in contingent consideration paid within investing cash flows, as well as a negative currency impact on operating profit.  This was partly offset by lower restructuring payments and a smaller increase in seasonal inventory and receivables compared with Q1 2017.

Total cash payments to Shionogi in relation to the ViiV Healthcare contingent consideration liability in the quarter were £197 million, of which £174 million was recognised in cash flows from operating activities and £23 million was recognised in contingent consideration paid within investing cash flows.  These payments are deductible for tax purposes.

Free cash flow was £324 million for the quarter (Q1 2017: £650 million).  The reduction primarily reflected the payment of the $450 million (£317 million) milestone to Novartis relating to the non-US sales of Bexsero, as well as an £80 million quarterly dividend payment to non-controlling interests and a negative currency impact on operating profit.  This was partly offset by lower restructuring payments and capital expenditures as well as a smaller increase in seasonal inventory and receivables compared with Q1 2017.

Net debt
At 31 March 2018, net debt was £13.4 billion, compared with £13.2 billion at 31 December 2017, comprising gross debt of £17.5 billion and cash and liquid investments of £4.1 billion.  Net debt increased as the reduced free cash flow of £0.3 billion, reflecting the milestone payment to Novartis, together with a £0.3 billion favourable exchange impact from the translation of non-Sterling denominated debt, was more than offset by the dividends paid to shareholders of £0.9 billion.

At 31 March 2018, GSK had short-term borrowings (including overdrafts) repayable within 12 months of £3.4 billion with loans of £1.3 billion repayable in the subsequent year.

Working capital

	31 March 2018	31 December 2017	30 September 2017	30 June 2017	31 March 2017

Working capital conversion cycle* (days)	204	191	210	207	203
Working capital percentage of turnover (%)	24	22	25	24	23

*	Working capital conversion cycle is defined on page 21.

The increase in Q1 2018 of 13 days compared with December 2017 was predominantly due to seasonal factors and building of inventory for new product launches, a similar pattern to Q1 2017, the phasing of trade receivables and lower trade payables as a result of lower costs in the quarter.

Returns to shareholders

Quarterly dividends
The Board has declared a first interim dividend for 2018 of 19 pence per share (Q1 2017: 19 pence per share).

GSK recognises the importance of dividends to shareholders and aims to distribute regular dividend payments that will be determined primarily with reference to the free cash flow generated by the business after funding the investment necessary to support the Group's future growth.

The Board intends to maintain the dividend for 2018 at the current level of 80p per share, subject to any material change in the external environment or performance expectations.  Over time, as free cash flow strengthens, it intends to build free cash flow cover of the annual dividend to a target range of 1.25-1.50x, before returning the dividend to growth.

Payment of dividends
The equivalent interim dividend receivable by ADR holders will be calculated based on the exchange rate on 10 July 2018.  An annual fee of $0.02 per ADS (or $0.005 per ADS per quarter) is charged by the Depositary.

The ex-dividend date will be 10 May 2018, with a record date of 11 May 2018 and a payment date of 12 July 2018.

	Paid/ payable	Pence per share	£m

2018
First interim	12 July 2018	19	933

2017
First interim	13 July 2017	19	928
Second interim	12 October 2017	19	929
Third interim	11 January 2018	19	929
Fourth interim	12 April 2018	23	1,130

		80	3,916

GSK made no share repurchases during the period.  The company issued 1 million shares under employee share schemes for proceeds of £11 million (Q1 2017: £32 million).

The weighted average number of shares for Q1 2018 was 4,903 million, compared with 4,877 million in Q1 2017.

Research and development

GSK remains focused on delivering an improved return on its investment in R&D.  Sales contribution, reduced attrition, cost reduction and time to market are all important drivers of an improving internal rate of return.  R&D expenditure is not determined as a percentage of sales but instead capital is allocated using strict returns based criteria depending on the pipeline opportunities available.

The R&D operations in Pharmaceuticals are broadly split into Discovery activities (up to the completion of Phase IIa trials) and Development work (from Phase IIb onwards) each supported by specific and common infrastructure and other shared services where appropriate.  R&D expenditure for Q1 2018 is analysed below.

	Q1 2018 £m	Q1 2017 £m	Growth £%	Growth CER%

Discovery	206	250	(18)	(12)
Development	314	325	(3)	4
Facilities and central support functions	146	147	(1)	6

Pharmaceuticals	666	722	(8)	(1)
Vaccines	161	136	18	18
Consumer Healthcare	60	61	(2)	3

Adjusted R&D	887	919	(3)	2
Amortisation and impairment of intangible assets	10	20
Major restructuring costs	3	15
Other items	4	6

Total R&D	904	960	(6)	(1)

In Q1 2018, Adjusted R&D expenditure declined 3% AER, but increased 2% CER, with Pharmaceuticals down 8% AER, 1% CER.  The reduced growth of Discovery primarily reflected the quarterly phasing of expenditure on specific programmes, including the transfer of certain oncology assets into the development phase.  The increase in Vaccines R&D primarily reflected the benefit of comparison with favourable phasing of expenditure in Q1 2017.

R&D pipeline

Key Pharmaceuticals assets
At our Business update to investors on 26 July 2017, we confirmed an increased focus on delivery of several key assets in our Pharmaceuticals pipeline.  We remain focused on delivering value and continue to evaluate and explore the best route to market for these assets, including potential options for partnering or collaborations.

Pipeline news flow since Q4 2017:

Vaccines
Our Vaccines business is one of the largest in the world with the broadest portfolio of any company.  The focus of GSK Vaccines' pipeline is to maintain GSK's meningococcal meningitis market leadership with both licensed and candidate vaccines.  In addition, we are pursuing a full RSV portfolio for infants, for maternal immunisation and for older adults, with different approaches tailored to the specific segments.  This portfolio has the potential to deliver a series of first and/or best in class vaccines.  In addition, we continue to leverage our unique technology platforms to target new, emerging or remaining medical needs.

Shingrix
● On 23 March 2018, GSK announced that Shingrix was approved in Europe and Japan for the prevention of shingles in adults aged 50 and over.

Influenza vaccine
●
On 6 March 2018, GSK announced new data published in The Lancet Child & Adolescent Health from a Phase III clinical trial with Fluarix Tetra (inactivated quadrivalent influenza vaccine) which prevented influenza A and B in children six to 35 months of age;

●
On 15 February 2018, GSK announced the expanded indication for Fluarix Tetra has been approved in Europe to include adults and now children from six months of age for the prevention of influenza disease caused by the two influenza A strains and the two influenza B strains contained in the vaccine.

Respiratory
GSK has been a leader in respiratory disease for nearly 50 years.  We remain at the cutting-edge of scientific research into respiratory medicine, working in collaboration with patients and the scientific community to offer innovative medicines aimed at helping to treat patients' symptoms and reduce the risk of their disease worsening.  While respiratory diseases are clinically distinct, there are important pathophysiological features that span them, and our ambition is to have the most comprehensive portfolio of medicines to address a diverse range of respiratory diseases.  To achieve this, we are focusing on targeting the underlying disease-driving biological processes to develop medicines with applicability across multiple respiratory diseases.  This approach requires extensive bioinformatics, data analytic capabilities, careful patient selection and stratification by phenotype in our clinical trials.

Relvar/Breo Ellipta
● On 8 March 2018, GSK and Innoviva announced that the European Commission has approved a positive label update for Relvar Ellipta in patients with asthma;

●
In March 2018, a phase IV study was commenced to evaluate the benefit of a Connected Inhaler System (CIS) on increasing adherence to maintenance treatment in patients with uncontrolled asthma using Relvar Ellipta.

Trelegy Ellipta
● On 24 April 2018, GSK announced that once-daily Trelegy Ellipta gained an expanded indication in the US for the treatment of patients with COPD based on evidence from the IMPACT study;

● On 18 April 2018, GSK and Innoviva announced landmark IMPACT study published in NEJM showing significant benefits of Trelegy Ellipta for patients with COPD;

●
On 14 February 2018, GSK and Innoviva announced the submission of the landmark IMPACT data to the European Medicines Agency as part of a type II variation to support an expanded label for Trelegy Ellipta in Europe for the maintenance treatment of moderate to severe chronic pulmonary disease (COPD).

Nucala
●
On 5 March 2018 GSK, announced positive clinical study outcomes for severe eosinophilic asthma patients uncontrolled on omalizumab (Xolair) when switched to mepolizumab in an open-label single arm study.

HIV/Infectious diseases
GSK has a long-standing commitment to HIV and infectious diseases - our scientists discovered amoxycillin, the widely used antibiotic, over 40 years ago, and developed the first medicines approved to treat HIV (AZT), HBV (lamivudine), herpes viruses (acyclovir) and influenza (zanamivir).  Today, we are investigating new medicines to treat, prevent and possibly, ultimately cure HIV and other infectious diseases.  Our scientists are committed to developing medicines that advance HIV care by exploring new treatment paradigms (2-drug regimens), new modalities (long-acting injectables) and new mechanisms of actions (including maturation inhibitors and broadly neutralising antibodies).

Tivicay
●
On 5 March 2018, ViiV Healthcare announced positive new dolutegravir data for the treatment of people living with HIV co-infected with tuberculosis. The INSPIRING study results contribute to the extensive body of evidence for dolutegravir, the leading integrase strand transfer inhibitor, in diverse and hard to treat patient populations.

Juluca
●
On 23 March 2018, ViiV Healthcare announced that the European Committee for Medicinal Products for Human Use (CHMP) has issued a Positive Opinion recommending marketing authorisation for Juluca for the treatment of HIV infection in adults who are virologically suppressed.

Dolutegravir + lamivudine
●
On 8 February 2018, ViiV Healthcare announced the launch of the eight phase III study in two-drug regimen programmes with the start of the TANGO study investigating dolutegravir (Tivicay) and lamivudine (Epivir) in patients with HIV who have achieved viral suppression on a tenofavir alafenamide fumarate-based regimen.

Immuno-inflammation
Immuno-inflammatory diseases are relatively common, chronic, debilitating conditions.  While diverse in presentation, they are collectively hallmarked by impairment of quality of life and can lead to premature mortality.  There is significant unmet need for improved treatment options for immuno-inflammatory diseases in terms of higher levels of remission and more durable maintenance of benefit.  To discover the next breakthrough for immune-mediated diseases, we are working to develop transformational medicines that could potentially alter the course of inflammatory disease and induce sustainable remission.  Our highly innovative discovery programme focuses on cytokines, chemokines and complement, epigenetics, T-cell biology and pattern recognition receptors.

Benlysta
●
On 20 March 2018, GSK announced the start of a phase III study investigating Benlysta (belimumab) in combination with rituximab in adult patients with systemic lupus erythematosus (SLE). This study will assess whether co-administration enhances the treatment effect of belimumab and provides sustained disease control, which could lead to clinical remission.

Oncology
Cancer is one of the leading causes of death in the developed world.  GSK is focused on delivering transformational therapies for cancer patients that may help to maximise their survival. GSK's pipeline is focused on immuno-oncology, cell therapy, and epigenetics.  Our goal is to achieve a sustainable flow of new treatments for cancer patients based on a diversified portfolio of investigational medicines utilising modalities such as small molecules, antibodies, multi-specific molecules, adjuvants and cells, either alone or in combination.

● There have been no further significant developments on the assets in this area since the Q4 2017 Results Announcement.

Future pipeline optionality
To retain scientific optionality outside of the four core areas, we have established three groups primarily focused on early stage activities in areas where the emerging science suggests the potential to develop future transformational medicines.  These include Neuroscience, where GSK has several highly competitive programmes in the areas of neurodegeneration and neuro-excitation; Exploratory discovery, where we are pursuing novel targets in new pathways and emerging areas of science, and Global health discovery, with a particular focus on diseases of the developing world and other areas of global health.

Daprodustat
● Positive results in house from first of three phase III studies for daprodustat in Japan; data to be presented at an upcoming scientific conference.

Dezamizumab (anti-SAP mAb) + miridesap (SAP depleter)
● On 26 March 2018, the FDA granted anti-SAP as a Fast Track development program for the treatment of systemic amyloidosis.

Rare diseases
●
On 12 April 2018, GSK and Orchard Therapeutics announced a strategic agreement to transfer GSK's portfolio of approved and investigational rare diseases gene therapies to Orchard, securing the continued development of the programmes and access for patients.  GSK will continue to invest in the development of its platform capabilities in cell and gene therapies, with a focus on oncology.

Definitions

GSK uses a number of adjusted, non-IFRS, measures to report the performance of its business.  These measures are used by management for planning and reporting purposes and in discussions with and presentations to investment analysts and rating agencies and may not be directly comparable with similarly described measures used by other companies.  Non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS.

Total results
Total reported results represent the Group's overall performance.  However, these results can contain material unusual or non-operational items that may obscure the key trends and factors determining the Group's operational performance.  As a result, GSK also reports Adjusted results, which is a non-IFRS measure.

Adjusted results
Adjusted results exclude the following items from Total results: amortisation and impairment of intangible assets (excluding computer software) and goodwill; major restructuring costs, including those costs following material acquisitions; significant legal charges (net of insurance recoveries) and expenses on the settlement of litigation and government investigations, transaction-related accounting adjustments for significant acquisitions, and other items, including disposals of associates, products and businesses and other operating income other than royalty income, together with the tax effects of all of these items and the impact of the enactment of the US Tax Cuts and Jobs Act in 2017.

GSK believes that Adjusted results are more representative of the performance of the Group's operations and allow the key trends and factors driving that performance to be more easily and clearly identified by shareholders.  The definition of Adjusted results, as set out above, also aligns the Group's results with the majority of its peer companies and how they report earnings.

Reconciliations between Total and Adjusted results, as set out on pages 11, and 39 to 40, including detailed breakdowns of the key adjusting items, are provided to shareholders to ensure full visibility and transparency as they assess the Group's performance.

Free cash flow
Free cash flow, which is a non-IFRS measure, is defined as the net cash inflow from operating activities less capital expenditure, contingent consideration payments, net interest, and dividends paid to non-controlling interests plus proceeds from the sale of property, plant and equipment, and dividends received from joint ventures and associates.  It is used by management for planning and reporting purposes and in discussions with and presentations to investment analysts and rating agencies.  Free cash flow growth is calculated on a reported basis.  A reconciliation of net cash inflow from operations to free cash flow is set out on page 36.

Free cash flow conversion
Free cash flow conversion is free cash flow as a percentage of earnings.

Working capital conversion cycle
The working capital conversion cycle is calculated as the number of days sales outstanding plus days inventory outstanding, less days purchases outstanding.

CER and AER growth
In order to illustrate underlying performance, it is the Group's practice to discuss its results in terms of constant exchange rate (CER) growth.  This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the comparative period.  CER% represents growth at constant exchange rates. £% or AER% represents growth at actual exchange rates.

Brand names and partner acknowledgements
Brand names appearing in italics throughout this document are trademarks of GSK or associated companies or used under licence by the Group.  Xolair is a trademark of Novartis AG and Cialis is a trademark of Eli Lilly and Company.

Outlook assumptions and cautionary statements

Assumptions related to 2018 guidance and 2016-2020 outlook
In outlining the expectations for 2018 and the five-year period 2016-2020, the Group has made certain assumptions about the healthcare sector, the different markets in which the Group operates and the delivery of revenues and financial benefits from its current portfolio, pipeline and restructuring programmes.

For the Group specifically, over the period to 2020 GSK expects further declines in sales of Seretide/Advair.  The introduction of a generic alternative to Advair in the US has been factored into the Group's assessment of its future performance.  The Group assumes no premature loss of exclusivity for other key products over the period.

The assumptions for the Group's revenue and earnings expectations assume no material interruptions to supply of the Group's products and no material mergers, acquisitions, disposals, litigation costs or share repurchases for the Company; and no change in the Group's shareholdings in ViiV Healthcare or Consumer Healthcare (other than the buyout of Novartis' shareholding, which is expected to complete on 1 June 2018, subject to shareholder approval).  The assumptions also assume no material changes in the macro-economic and healthcare environment.  The 2018 guidance and 2016-2020 outlook have factored in all divestments and product exits since 2015, including the divestment and exit of more than 130 non-core tail brands (£0.5 billion in annual sales) as announced on 26 July 2017.

The Group's expectations assume successful delivery of the Group's integration and restructuring plans over the period 2016-2020 including the extension and enhancement to the combined programme announced on 26 July 2017.  Material costs for investment in new product launches and R&D have been factored into the expectations given.  Given the potential development options in the Group's pipeline, the outlook may be affected by additional data-driven R&D investment decisions.  The expectations are given on a constant currency basis (2016-2020 outlook at 2015 CER).  Subject to material changes in the product mix, and following the enactment of US tax reform, the Group's medium-term effective tax rate is expected to be in the region of 19-20% of Adjusted profits.  This incorporates management's best estimates of the impact of US tax reform on the Group based on the information currently available.  As more information on the detailed application of the US Tax Cuts and Jobs Act becomes available, the assumptions underlying these estimates could change with consequent adjustments to the charges taken that could have a material impact on the results of the Group.

Assumptions and cautionary statement regarding forward-looking statements
The Group's management believes that the assumptions outlined above are reasonable, and that the aspirational targets described in this report are achievable based on those assumptions.  However, given the longer term nature of these expectations and targets, they are subject to greater uncertainty, including potential material impacts if the above assumptions are not realised, and other material impacts related to foreign exchange fluctuations, macroeconomic activity, changes in regulation, government actions or intellectual property protection, actions by our competitors, and other risks inherent to the industries in which we operate.

This document contains statements that are, or may be deemed to be, "forward-looking statements".  Forward-looking statements give the Group's current expectations or forecasts of future events.  An investor can identify these statements by the fact that they do not relate strictly to historical or current facts.  They use words such as 'anticipate', 'estimate', 'expect', 'intend', 'will', 'project', 'plan', 'believe', 'target' and other words and terms of similar meaning in connection with any discussion of future operating or financial performance.  In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, and financial results.  Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), the Group undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.  The reader should, however, consult any additional disclosures that the Group may make in any documents which it publishes and/or files with the SEC.  All readers, wherever located, should take note of these disclosures.  Accordingly, no assurance can be given that any particular expectation will be met and investors are cautioned not to place undue reliance on the forward-looking statements.

Forward-looking statements are subject to assumptions, inherent risks and uncertainties, many of which relate to factors that are beyond the Group's control or precise estimate.  The Group cautions investors that a number of important factors, including those in this document, could cause actual results to differ materially from those expressed or implied in any forward-looking statement.  Such factors include, but are not limited to, those discussed under Item 3.D 'Risk Factors' in the Group's Annual Report on Form 20-F for 2017.  Any forward looking statements made by or on behalf of the Group speak only as of the date they are made and are based upon the knowledge and information available to the Directors on the date of this report.

Contacts

GSK - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit www.gsk.com.

GSK enquiries:
UK Media enquiries:	Simon Steel	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Sarah Alspach	+1 202 715 1048	(Washington)
	Sarah Spencer	+1 215 751 3335	(Philadelphia)

Analyst/Investor enquiries:	Sarah Elton-Farr	+44 (0) 20 8047 5194	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Danielle Smith	+44 (0) 20 8047 7562	(London)
	Tom Curry	+1 215 751 5419	(Philadelphia)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

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Financial information

Income statement

	Q1 2018 £m	Q1 2017 £m

TURNOVER	7,222	7,384

Cost of sales	(2,391)	(2,513)

Gross profit	4,831	4,871

Selling, general and administration	(2,311)	(2,452)
Research and development	(904)	(960)
Royalty income	53	82
Other operating income/(expense)	(429)	177

OPERATING PROFIT	1,240	1,718

Finance income	20	21
Finance expense	(162)	(194)
Share of after tax profits of associates and joint ventures	9	5

PROFIT BEFORE TAXATION	1,107	1,550

Taxation	(348)	(327)
Tax rate %	31.4%	21.1%

PROFIT AFTER TAXATION FOR THE PERIOD	759	1,223

Profit attributable to non-controlling interests	210	177
Profit attributable to shareholders	549	1,046

	759	1,223

EARNINGS PER SHARE	11.2p	21.4p

Diluted earnings per share	11.1p	21.3p

Statement of comprehensive income

	Q1 2018 £m	Q1 2017 £m

Profit for the period	759	1,223

Items that may be reclassified subsequently to income statement:
Exchange movements on overseas net assets and net investment hedges	66	196
Fair value movements on cash flow hedges	22	(2)
Deferred tax on fair value movements on cash flow hedges	-	(1)
Reclassification of cash flow hedges to income statement	(31)	-

	57	193

Items that will not be reclassified to income statement:
Exchange movements on overseas net assets of non-controlling interests	(28)	27
Fair value movements on equity investments	97	49
Deferred tax on fair value movements on equity investments	(9)	(3)
Re-measurement gains on defined benefit plans	186	234
Tax on re-measurement gains on defined benefit plans	(38)	(55)

	208	252

Other comprehensive income for the period	265	445

Total comprehensive income for the period	1,024	1,668

Total comprehensive income for the period attributable to:
Shareholders	842	1,464
Non-controlling interests	182	204

	1,024	1,668

Pharmaceuticals turnover - three months ended 31 March 2018

	Total			US			Europe			International
	-------------------------------------			-------------------------------------			-------------------------------------			-------------------------------------
		Growth			Growth			Growth			Growth
		-----------------------			-----------------------			-----------------------			-----------------------
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------
Respiratory	1,575	(6)	-	662	(14)	(4)	388	2	(1)	525	(2)	6
Seretide/Advair	566	(25)	(20)	229	(32)	(25)	166	(19)	(21)	171	(17)	(12)

Ellipta products	386	25	34	207	16	29	103	41	38	76	36	43
Anoro Ellipta	97	56	68	60	50	67	24	71	71	13	62	62
Arnuity Ellipta	11	37	50	10	25	37	-	-	-	1	>100	>100
Incruse Ellipta	48	41	50	27	35	50	16	60	60	5	25	25
Relvar/Breo Ellipta	219	7	14	100	(10)	1	62	27	22	57	30	39
Trelegy Ellipta	11	-	-	10	-	-	1	-	-	-	-	-

Nucala	104	76	86	59	40	57	31	>100	>100	14	>100	>100
Avamys/Veramyst	98	8	13	-	-	-	20	(5)	(10)	78	11	20
Flixotide/Flovent	158	(4)	4	86	(3)	7	27	(4)	(7)	45	(4)	4
Ventolin	180	(16)	(9)	81	(31)	(23)	34	(3)	(6)	65	5	15
Other	83	(13)	(4)	-	-	-	7	(12)	-	76	(12)	(2)

HIV	1,048	6	14	629	3	15	299	15	12	120	3	11
Epzicom/Kivexa	37	(53)	(52)	3	(79)	(79)	14	(64)	(64)	20	(23)	(19)
Juluca	10	-	-	10	-	-	-	-	-	-	-	-
Selzentry	29	(24)	(16)	15	(25)	(15)	9	(10)	(10)	5	(37)	(25)
Tivicay	348	15	24	228	14	27	88	26	21	32	-	13
Triumeq	606	12	20	366	2	13	182	36	32	58	29	38
Other	18	(30)	(26)	7	(50)	(43)	6	-	-	5	(14)	(14)

Immuno-inflammation	100	9	20	89	6	17	8	33	33	3	50	100
Benlysta	100	10	21	89	7	18	9	50	33	2	-	>100

Established Pharmaceuticals	1,286	(10)	(5)	190	(30)	(22)	332	(8)	(11)	764	(4)	4
Dermatology	107	(5)	-	1	>100	>100	39	(5)	(7)	67	(7)	3
Augmentin	164	6	12	-	-	-	55	4	-	109	7	19
Avodart	141	(12)	(9)	3	(40)	(20)	64	(23)	(24)	74	3	10
Coreg	15	(57)	(54)	15	(57)	(54)	-	-	-	-	-	-
Eperzan/Tanzeum	13	(53)	(48)	12	(55)	(50)	1	(32)	(34)	-	-	-
Imigran/Imitrex	32	(40)	(38)	12	(60)	(57)	15	(6)	(6)	5	(29)	(29)
Lamictal	146	(12)	(5)	71	(20)	(11)	26	-	-	49	(4)	4
Requip	21	(22)	(19)	2	(50)	(50)	6	-	-	13	(24)	(18)
Serevent	20	(23)	(15)	10	(33)	(20)	8	(11)	(22)	2	-	50
Seroxat/Paxil	40	(11)	(4)	-	-	-	10	11	11	30	(17)	(8)
Valtrex	28	(10)	(3)	3	(25)	-	7	-	-	18	(10)	(5)
Zeffix	19	(27)	(23)	-	-	-	1	-	-	18	(28)	(24)
Other	540	(4)	1	61	(1)	8	100	(8)	(12)	379	(4)	3
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------
Pharmaceuticals	4,009	(4)	2	1,570	(9)	1	1,027	2	(1)	1,412	(3)	5
	--------	--------	--------	--------	----------	--------	--------	---------	--------	--------	---------	--------

Vaccines turnover - three months ended 31 March 2018

	Total			US			Europe			International
	-------------------------------------			-------------------------------------			-------------------------------------			-------------------------------------
		Growth			Growth			Growth			Growth
		-----------------------			-----------------------			-----------------------			-----------------------
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------
Meningitis	180	(6)	(2)	55	20	33	99	(5)	(8)	26	(37)	(24)
Bexsero	139	10	13	31	15	26	92	11	7	16	-	25
Menveo	37	(33)	(25)	24	26	42	5	(69)	(69)	8	(60)	(55)
Other	4	(60)	(60)	-	-	-	2	(60)	(60)	2	(60)	(60)

Influenza	9	(31)	(23)	(1)	(67)	(67)	1	-	-	9	(40)	(33)
Fluarix, FluLaval	9	(31)	(23)	(1)	(67)	(67)	1	-	-	9	(40)	(33)

Shingles	110	-	-	102	-	-	-	-	-	8	-	-
Shingrix	110	-	-	102	-	-	-	-	-	8	-	-

Established Vaccines	939	(1)	3	333	4	15	289	2	(1)	317	(8)	(5)
Infanrix, Pediarix	206	(12)	(6)	106	(15)	(6)	73	(12)	(14)	27	4	19
Boostrix	100	(10)	(5)	46	(15)	(4)	37	(5)	(8)	17	(6)	-

Hepatitis	195	17	24	112	32	47	59	16	12	24	(23)	(19)

Rotarix	130	(11)	(6)	47	(13)	(4)	29	32	27	54	(23)	(19)

Synflorix	99	(26)	(26)	-	-	-	13	(7)	(7)	86	(28)	(29)

Priorix, Priorix Tetra, Varilrix	77	-	(1)	-	-	-	40	7	5	37	(7)	(6)
Cervarix	52	>100	>100	-	-	-	5	(29)	(29)	47	>100	>100
Other	80	27	30	22	>100	>100	33	7	7	25	(14)	(14)
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------
Vaccines	1,238	7	13	489	35	50	389	-	(3)	360	(10)	(6)
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------

Balance sheet

	31 March 2018 £m	31 December 2017 £m
ASSETS
Non-current assets
Property, plant and equipment	10,661	10,860
Goodwill	5,601	5,734
Other intangible assets	17,290	17,562
Investments in associates and joint ventures	187	183
Other investments	961	918
Deferred tax assets	3,625	3,796
Derivative financial instruments	8	8
Other non-current assets	1,403	1,413

Total non-current assets	39,736	40,474

Current assets
Inventories	5,659	5,557
Current tax recoverable	301	258
Trade and other receivables	6,106	6,000
Derivative financial instruments	152	68
Liquid investments	76	78
Cash and cash equivalents	4,004	3,833
Assets held for sale	125	113

Total current assets	16,423	15,907

TOTAL ASSETS	56,159	56,381

LIABILITIES
Current liabilities
Short-term borrowings	(3,442)	(2,825)
Contingent consideration liabilities	(732)	(1,076)
Trade and other payables	(21,088)	(20,970)
Derivative financial instruments	(100)	(74)
Current tax payable	(1,080)	(995)
Short-term provisions	(485)	(629)

Total current liabilities	(26,927)	(26,569)

Non-current liabilities
Long-term borrowings	(14,015)	(14,264)
Corporation tax payable	(396)	(411)
Deferred tax liabilities	(1,392)	(1,396)
Pensions and other post-employment benefits	(3,364)	(3,539)
Other provisions	(670)	(636)
Contingent consideration liabilities	(4,878)	(5,096)
Other non-current liabilities	(927)	(981)

Total non-current liabilities	(25,642)	(26,323)

TOTAL LIABILITIES	(52,569)	(52,892)

NET ASSETS	3,590	3,489

EQUITY
Share capital	1,343	1,343
Share premium account	3,030	3,019
Retained earnings	(6,353)	(6,477)
Other reserves	1,911	2,047

Shareholders' equity	(69)	(68)

Non-controlling interests	3,659	3,557

TOTAL EQUITY	3,590	3,489

Statement of changes in equity

	Share capital £m	Share premium £m	Retained earnings £m	Other reserves £m	Share- holder's equity £m	Non- controlling interests £m	Total equity £m
	------------	------------	------------	------------	------------	------------	------------

As previously reported	1,343	3,019	(6,477)	2,047	(68)	3,557	3,489
Implementation of IFRS 15			(4)		(4)		(4)
Implementation of IFRS 9			277	(288)	(11)		(11)
	------------	------------	------------	------------	------------	------------	------------
At 1 January 2018, as adjusted	1,343	3,019	(6,204)	1,759	(83)	3,557	3,474
Profit for the period			549		549	210	759
Other comprehensive income for the period			198	95	293	(28)	265
			------------	------------	------------	------------	------------
Total comprehensive income for the period			747	95	842	182	1,024
			------------	------------	------------	------------	------------
Distributions to non-controlling interests						(80)	(80)
Dividends to shareholders			(929)		(929)		(929)
Shares issued	-	11			11		11
Realised profits on disposal of equity investments			14	(14)	-		-
Write-down on shares held by ESOP Trusts			(71)	71			-
Share-based incentive plans			90		90		90
	------------	------------	------------	------------	------------	------------	------------
At 31 March 2018	1,343	3,030	(6,353)	1,911	(69)	3,659	3,590
	------------	------------	------------	------------	------------	------------	------------

At 1 January 2017	1,342	2,954	(5,392)	2,220	1,124	3,839	4,963

Profit for the period			1,046		1,046	177	1,223
Other comprehensive income for the period			375	43	418	27	445
			------------	------------	------------	------------	------------
Total comprehensive income for the period			1,421	43	1,464	204	1,668
			------------	------------	------------	------------	------------
Distributions to non-controlling interests						(161)	(161)
Dividends to shareholders			(925)		(925)		(925)
Changes in non-controlling interests			(2)		(2)	(3)	(5)
Shares issued	1	31			32		32
Shares acquired by ESOP Trusts		10	70	(141)	(61)		(61)
Write-down on shares held by ESOP Trusts			(160)	160	-		-
Share-based incentive plans			82		82		82
	------------	------------	------------	------------	------------	------------	------------
At 31 March 2017	1,343	2,995	(4,906)	2,282	1,714	3,879	5,593
	------------	------------	------------	------------	------------	------------	------------

Cash flow statement - three months ended 31 March 2018

	Q1 2018 £m	Q1 2017 £m

Profit after tax	759	1,223
Tax on profits	348	327
Share of after tax profits of associates and joint ventures	(9)	(5)
Net finance expense	142	173
Depreciation, amortisation and other adjusting items	478	326
Increase in working capital	(523)	(604)
Contingent consideration paid	(445)	(138)
Increase in other net liabilities (excluding contingent consideration paid)	311	48

Cash generated from operations	1,061	1,350
Taxation paid	(198)	(206)

Net cash inflow from operating activities	863	1,144

Cash flow from investing activities
Purchase of property, plant and equipment	(258)	(260)
Proceeds from sale of property, plant and equipment	9	13
Purchase of intangible assets	(97)	(156)
Proceeds from sale of intangible assets	5	-
Purchase of equity investments	(25)	(21)
Proceeds from sale of equity investments	22	6
Contingent consideration paid	(72)	(22)
Disposal of businesses	(9)	223
Investment in associates and joint ventures	(1)	(6)
Interest received	16	24
Dividends from associates and joint ventures	39	-

Net cash outflow from investing activities	(371)	(199)

Cash flow from financing activities
Issue of share capital	11	32
Shares acquired by ESOP Trusts	-	(61)
Increase in/(repayment of) short-term loans	701	(528)
Net repayment of obligations under finance leases	(7)	(3)
Interest paid	(96)	(93)
Dividends paid to shareholders	(929)	(925)
Distributions to non-controlling interests	(80)	-
Other financing items	117	69

Net cash outflow from financing activities	(283)	(1,509)

Increase/(decrease) in cash and bank overdrafts in the period	209	(564)

Cash and bank overdrafts at beginning of the period	3,600	4,605
Exchange adjustments	(52)	11
Increase/(decrease) in cash and bank overdrafts	209	(564)

Cash and bank overdrafts at end of the period	3,757	4,052

Cash and bank overdrafts at end of the period comprise:
Cash and cash equivalents	4,004	4,509
Overdrafts	(247)	(457)

	3,757	4,052

Segment information

Operating segments are reported based on the financial information provided to the Chief Executive Officer and the responsibilities of the Corporate Executive Team (CET).  GSK reports results under four segments: Pharmaceuticals; Pharmaceuticals R&D; Vaccines and Consumer Healthcare, and individual members of the CET are responsible for each segment.

The Pharmaceuticals R&D segment is the responsibility of the President, Pharmaceuticals R&D and is reported as a separate segment.

The Group's management reporting process allocates intra-Group profit on a product sale to the market in which that sale is recorded, and the profit analyses below have been presented on that basis.

Turnover by segment

	Q1 2018 £m	Q1 2017 £m	Growth £%	Growth CER%

Pharmaceuticals	4,009	4,189	(4)	2
Vaccines	1,238	1,152	7	13
Consumer Healthcare	1,975	2,043	(3)	2

Total turnover	7,222	7,384	(2)	4

Operating profit by segment
	Q1 2018 £m	Q1 2017 £m	Growth £%	Growth CER%

Pharmaceuticals	1,941	2,118	(8)	(1)
Pharmaceuticals R&D	(612)	(678)	(10)	(4)

Pharmaceuticals including R&D	1,329	1,440	(8)	-
Vaccines	339	341	-	18
Consumer Healthcare	384	351	9	18

Segment profit	2,052	2,132	(4)	6
Corporate and other unallocated costs	(129)	(153)

Adjusted operating profit	1,923	1,979	(3)	9
Adjusting items	(683)	(261)

Total operating profit	1,240	1,718	(28)	(15)

Finance income	20	21
Finance costs	(162)	(194)
Share of after tax profits of associates and joint ventures	9	5

Profit before taxation	1,107	1,550	(29)	(15)

Legal matters

The Group is involved in significant legal and administrative proceedings, principally product liability, intellectual property, tax, anti-trust and governmental investigations as well as related private litigation, which are more fully described in the 'Legal Proceedings' note in the Annual Report 2017.

At 31 March 2018, the Group's aggregate provision for legal and other disputes (not including tax matters described under 'Taxation' below) was £0.2 billion (31 December 2017: £0.2 billion).  The Group may become involved in significant legal proceedings in respect of which it is not possible to make a reliable estimate of the expected financial effect, if any, that could result from ultimate resolution of the proceedings.  In these cases, the Group would provide appropriate disclosures about such cases, but no provision would be made.

The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations.  The Group's position could change over time, and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount the amount of the provisions reported in the Group's financial accounts.

There have been no significant legal developments since the date of the Annual Report 2017.

Developments with respect to tax matters are described in 'Taxation' below.

Taxation

Issues related to taxation are described in the 'Taxation' note in the Annual Report 2017.  The Group continues to believe it has made adequate provision for the liabilities likely to arise from periods which are open and not yet agreed by tax authorities.  The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities.  There have been no material changes to historical tax matters since the date of the Annual Report 2017.

In the quarter, tax on Adjusted profits amounted to £362 million and represented an effective Adjusted tax rate of 20.2% (Q1 2017: 22.0%).  The tax on Total profits amounted to £348 million and represented an effective tax rate of 31.4% (Q1 2017: 21.1%).  The rate of 31.4% has been influenced by the non-taxable transaction - related charges arising on the Group's put option liabilities.

The Group's balance sheet at 31 March 2018 included a current tax payable liability of £1,080 million, a non-current tax payable liability of £396 million and a tax recoverable asset of £301 million.

Additional information

Accounting policies and basis of preparation
This unaudited Results Announcement contains condensed financial information for the three months ended 31 March 2018 and should be read in conjunction with the Annual Report 2017, which was prepared in accordance with International Financial Reporting Standards as adopted by the European Union.  This Results Announcement has been prepared applying consistent accounting policies to those applied by the Group in the Annual Report 2017, except for the implementation of IFRS 15 'Revenue from contracts with customers' and IFRS 9 'Financial instruments' from 1 January 2018.  These new Standards have not had a material impact on the reported results.

GSK has adopted IFRS 15 applying the modified retrospective approach, with a cumulative adjustment to decrease equity at 1 January 2018 by £4 million.  In accordance with the requirements of the Standard, where the modified retrospective approach is adopted, prior year results are not restated.  GSK  has adopted IFRS 9 retrospectively, but with certain permitted exceptions.  As a result, prior year results are also not restated, but a cumulative adjustment to decrease equity at 1 January 2018 by £11 million has been made.

IFRS 16 'Leases' is required to be implemented by the Group from 1 January 2019.  The new standard will replace IAS 17 'Leases' and will require lease liabilities and "right of use" assets to be recognised on the balance sheet for almost all leases.  This is expected to result in a significant increase in both assets and liabilities recognised on the balance sheet.  The costs of operating leases currently included within operating costs will be split and the financing element of the charge will be reported within finance expense.  The Group is assessing the potential impact of the new standard.

This Results Announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006.  The full Group accounts for 2017 were published in the Annual Report 2017, which has been delivered to the Registrar of Companies and on which the report of the independent auditors was unqualified and did not contain a statement under section 498 of the Companies Act 2006.

Exchange rates
GSK operates in many countries, and earns revenues and incurs costs in many currencies.  The results of the Group, as reported in Sterling, are affected by movements in exchange rates between Sterling and other currencies.  Average exchange rates, as modified by specific transaction rates for large transactions, prevailing during the period, are used to translate the results and cash flows of overseas subsidiaries, associates and joint ventures into Sterling.  Period-end rates are used to translate the net assets of those entities.  The currencies which most influenced these translations and the relevant exchange rates were:

	Q1 2018	Q1 2017	2017

Average rates:
US$/£	1.39	1.25	1.30
Euro/£	1.13	1.17	1.15
Yen/£	151	141	145

Period-end rates:
US$/£	1.40	1.25	1.35
Euro/£	1.14	1.17	1.13
Yen/£	149	139	152

During Q1 2018, average Sterling exchange rates were weaker against the Euro but stronger against the US Dollar and the Yen, compared with the same period in 2017.  Period-end Sterling exchange rates were stronger against the US Dollar and the Euro, but weaker against the Yen, compared with the 2017 year end rates.

Weighted average number of shares
	Q1 2018 millions	Q1 2017 millions

Weighted average number of shares - basic	4,903	4,877
Dilutive effect of share options and share awards	42	41

Weighted average number of shares - diluted	4,945	4,918

At 31 March 2018, 4,913 million shares were in free issue (excluding Treasury shares and shares held by the ESOP Trusts). This compares with 4,886 million shares at 31 March 2017.

Net assets
The book value of net assets increased by £101 million from £3,489 million at 31 December 2017 to £3,590 million at 31 March 2018.  This primarily reflected the Total profit for the period and re-measurement gains on defined benefit plans exceeding the dividend paid in the period.

The carrying value of investments in associates and joint ventures at 31 March 2018 was £187 million (31 December 2017: £183 million), with a market value of £377 million (31 December 2017: £372 million).

At 31 March 2018, the net deficit on the Group's pension plans was £1,350 million compared with £1,505 million at 31 December 2017.  The decrease in the net deficit primarily arose from increases in the rates used to discount UK pension liabilities from 2.5% to 2.6%, and US pension liabilities from 3.6% to 3.9% together with a decrease in the UK inflation rate from 3.2% to 3.1%, partly offset by lower asset values.

At 31 March 2018, the post-retirement benefits provision was £1,405 million compared with £1,496 million at 31 December 2017.  The decrease in the provision was primarily due to a weaker US Dollar at the period end.

At 31 March 2018, the Consumer Healthcare Joint Venture put option was recognised in Other payables in Current liabilities at a value of £9,179 million and represented the present value of the agreed valuation of $13 billion following the announcement on 27 March 2018 of the agreement to buyout Novartis' interest in the Consumer Healthcare Joint Venture (31 December 2017: £8,606 million).  This is expected to be settled on 1 June 2018, at which point the liability will be extinguished.  The estimated present value of the potential redemption amount of the Pfizer put option related to ViiV Healthcare, also recorded in Other payables in Current liabilities, was £1,243 million (31 December 2017: £1,304 million).

Contingent consideration amounted to £5,610 million at 31 March 2018 (31 December 2017: £6,172 million), of which £5,314 million (31 December 2017: £5,542 million) represented the estimated present value of amounts payable to Shionogi relating to ViiV Healthcare and £251 million (31 December 2017: £584 million) represented the estimated present value of contingent consideration payable to Novartis related to the Vaccines acquisition.  A milestone payment of $450 million was made to Novartis in January 2018.  The liability due to Shionogi included £215 million in respect of preferential dividends.  The liability for preferential dividends due to Pfizer at 31 March 2018 was £17 million (31 December 2017: £17 million).  An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 37.

Of the contingent consideration payable (on a post-tax basis) at 31 March 2018, £732 million (31 December 2017: £1,076 million) is expected to be paid within one year.  The consideration payable for the acquisition of the Shionogi-ViiV Healthcare joint venture and the Novartis Vaccines business is expected to be paid over a number of years.  As a result, the total estimated liabilities are discounted to their present values, on a post-tax basis using post-tax discount rates.  The Shionogi-ViiV Healthcare contingent consideration liability is discounted at 8.5% and the Novartis Vaccines contingent consideration liability is discounted partly at 8% and partly at 9%.

The liabilities for the put options and the contingent consideration at 31 March 2018 have been calculated based on the closing exchange rates, primarily US$1.40/£1 and Euro €1.14/£1.  The sensitivities to these exchange rates for Consumer Healthcare and ViiV Healthcare put options and the Shionogi-ViiV Healthcare and Novartis Vaccines contingent consideration liabilities are set out below.

Increase/(decrease) in liability	Consumer Healthcare Joint Venture put option	ViiV Healthcare put option	Shionogi- ViiV Healthcare contingent consideration	Novartis Vaccines contingent consideration
	£m	£m	£m	£m

5 cent appreciation of US Dollar	340	32	150	(5)
5 cent depreciation of US Dollar	(317)	(30)	(141)	4
10 cent appreciation of US Dollar	706	67	312	(9)
10 cent depreciation of US Dollar	(612)	(58)	(272)	8
5 cent appreciation of Euro		19	47	12
5 cent depreciation of Euro		(18)	(42)	(11)
10 cent appreciation of Euro		41	96	25
10 cent depreciation of Euro		(34)	(79)	(21)

Movements in contingent consideration are as follows:
	Q1 2018 £m	Q1 2017 £m

Contingent consideration at beginning of the period	6,172	5,896
Re-measurement through income statement	(45)	58
Cash payments: operating cash flows	(445)	(138)
Cash payments: investing activities	(72)	(22)

Contingent consideration at end of the period	5,610	5,794

The re-measurements of contingent consideration in the quarter reflected updated forecasts, exchange rate movements and the unwind of the discounts on the liabilities.  The cash settlement in the period included £197 million (Q1 2017: £159 million) of payments to Shionogi in relation to ViiV Healthcare and the £317 million milestone payment to Novartis relating to the non-US sales of Bexsero.  These payments are deductible for tax purposes.

At 31 March 2018, the ESOP Trusts held 46.4 million GSK shares against the future exercise of share options and share awards.  The carrying value of £312 million has been deducted from other reserves.  The market value of these shares was £646 million.

At 31 March 2018, the company held 414.6 million Treasury shares at a cost of £5,800 million, which has been deducted from retained earnings.

Contingent liabilities
There were contingent liabilities at 31 March 2018 in respect of guarantees and indemnities entered into as part of the ordinary course of the Group's business.  No material losses are expected to arise from such contingent liabilities.  Provision is made for the outcome of legal and tax disputes where it is both probable that the Group will suffer an outflow of funds and it is possible to make a reliable estimate of that outflow.  Descriptions of the significant legal and tax disputes to which the Group is a party are set out on page 32.

Reconciliation of cash flow to movements in net debt

	Q1 2018 £m	Q1 2017 £m

Net debt at beginning of the period	(13,178)	(13,804)

Increase/(decrease) in cash and bank overdrafts	209	(564)
Net (increase in)/repayment of short-term loans	(701)	528
Net repayment of obligations under finance leases	7	3
Exchange adjustments	267	97
Other non-cash movements	19	(3)

(Increase)/decrease in net debt	(199)	61

Net debt at end of the period	(13,377)	(13,743)

Net debt analysis

	31 March 2018 £m	31 December 2017 £m

Liquid investments	76	78
Cash and cash equivalents	4,004	3,833
Short-term borrowings	(3,442)	(2,825)
Long-term borrowings	(14,015)	(14,264)

Net debt at end of the period	(13,377)	(13,178)

Free cash flow reconciliation

	Q1 2018 £m	Q1 2017 £m

Net cash inflow from operating activities	863	1,144
Purchase of property, plant and equipment	(258)	(260)
Proceeds from sale of property, plant and equipment	9	13
Purchase of intangible assets	(97)	(156)
Net finance costs	(80)	(69)
Dividends from joint ventures and associates	39	-
Contingent consideration paid (reported in investing activities)	(72)	(22)
Distributions to non-controlling interests	(80)	-

Free cash flow	324	650

Non-controlling interests in ViiV Healthcare

Trading profit allocations
Because ViiV Healthcare is a subsidiary of the Group, 100% of its operating results (turnover, operating profit, profit after tax) are included within the Group income statement and then a portion of the earnings is allocated to the non-controlling interests owned by the other shareholders, in line with their respective equity shareholdings (Pfizer 11.7% and Shionogi 10%).  Each of the shareholders, including GSK, is also entitled to preferential dividends determined by the performance of certain products that each shareholder contributed.  As the relative performance of these products changes over time, the proportion of the overall earnings of ViiV Healthcare allocated to each shareholder will change.  In particular, the increasing sales of Tivicay and Triumeq have a favourable impact on the proportion of the preferential dividends that is allocated to GSK.  GSK was entitled to approximately 80% of the Adjusted earnings of ViiV Healthcare for 2017.  Re-measurements of the liabilities for the preferential dividends allocated to Pfizer and Shionogi are included within other operating income.

Acquisition-related arrangements
As part of the agreement reached to acquire Shionogi's interest in the former Shionogi-ViiV Healthcare joint venture in 2012, ViiV Healthcare agreed to pay additional consideration to Shionogi contingent on the performance of the products being developed by that joint venture, principally dolutegravir.  The liability for this contingent consideration was estimated and recognised in the balance sheet at the date of acquisition.  Subsequent re-measurements are reflected within other operating income/expense and within Adjusting items in the income statement.

Cash payments are made to Shionogi by ViiV Healthcare each quarter which reduce the balance sheet liability and are hence not recorded in the income statement.  The payments are calculated based on the sales performance of the relevant products in the previous quarter and are reflected in the cash flow statement partly in operating cash flows and partly within investing activities.  The tax relief on these payments is reflected in the Group's Adjusting items as part of the tax charge.  The part of each payment relating to the original estimate of the fair value of the contingent consideration on the acquisition of the Shionogi-ViiV Healthcare joint venture in 2012 of £659 million is reported within investing activities in the cash flow statement and the part of each payment relating to the increase in the liability since the acquisition is reported within operating cash flows.

Movements in contingent consideration payable to Shionogi are as follows:

	Q1 2018 £m	Q1 2017 £m

Contingent consideration at beginning of the period	5,542	5,304
Re-measurement through income statement	(31)	48
Cash payments: operating cash flows	(174)	(137)
Cash payments: investing activities	(23)	(22)

Contingent consideration at end of the period	5,314	5,193

Of the contingent consideration payable (on a post-tax basis) to Shionogi at 31 March 2018, £703 million (31 March 2017: £579 million) is expected to be paid within one year.

Exit rights
Pfizer may request an IPO of ViiV Healthcare at any time and if either GSK does not consent to such IPO or an offering is not completed within nine months, Pfizer could require GSK to acquire its shareholding.  Under the original agreements, GSK had the unconditional right, so long as it made no subsequent distribution to its shareholders, to withhold its consent to the exercise of the Pfizer put options and, as a result, in accordance with IFRS, GSK did not recognise a liability for the put option on its balance sheet.  However, during Q1 2016, GSK notified Pfizer that it had irrevocably given up this right and accordingly recognised the liability for the put option on the Group's balance sheet during Q1 2016 at an initial value of £1,070 million.  Consistent with this revised treatment, at the end of Q1 2016 GSK also recognised liabilities for the future preferential dividends anticipated to become payable to Pfizer and Shionogi on the Group's balance sheet.

The closing balances of the liabilities related to Pfizer's shareholding are as follows:

	Q1 2018 £m	31 December 2017 £m

Pfizer put option	1,243	1,304
Pfizer preferential dividend	17	17

Under the original agreements, Shionogi could also have requested GSK to acquire its shareholding in ViiV Healthcare in six month windows commencing in 2017, 2020 and 2022.  GSK had the unconditional right, so long as it made no subsequent distribution to its shareholders, to withhold its consent to the exercise of the Shionogi put option and, as a result, GSK did not recognise a liability for the put option on its balance sheet.  However, during Q1 2016, GSK notified Shionogi that it had irrevocably given up this right and accordingly recognised the liability for the put option on the Group's balance sheet during Q1 2016 at an initial value of £926 million.  In Q4 2016, Shionogi irrevocably agreed to waive its put option and as a result GSK de-recognised the liability for this put option on the Group's balance sheet directly to equity.  The value of the liability was £1,244 million when it was de-recognised.

GSK also has a call option over Shionogi's shareholding in ViiV Healthcare, which under the original agreements was exercisable in six month windows commencing in 2027, 2030 and 2032.  GSK has now irrevocably agreed to waive the first two exercise windows, but the last six month window in 2032 remains.  As this call option is at fair value, it has no value for accounting purposes.

Adjusted results reconciliations

The reconciliations between Total results and Adjusted results for Q1 2018 and Q1 2017 are set out below.

Income statement - Adjusted results reconciliation Three months ended 31 March 2018

	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Transaction- related £m	Divestments, significant legal and other items £m	Adjusted results £m
	------------	------------	------------	------------	------------	------------	------------
Turnover	7,222						7,222
Cost of sales	(2,391)	139	27	43	3		(2,179)
	------------	------------	------------	------------	------------	------------	------------
Gross profit	4,831	139	27	43	3		5,043

Selling, general and administration	(2,311)			19		6	(2,286)
Research and development	(904)	10		3		4	(887)
Royalty income	53						53
Other operating income/(expense)	(429)				434	(5)	-
	------------	------------	------------	------------	------------	------------	------------
Operating profit	1,240	149	27	65	437	5	1,923

Net finance costs	(142)			1		2	(139)
Share of after tax profits of associates and joint ventures	9						9
	------------	------------	------------	------------	------------	------------	------------
Profit before taxation	1,107	149	27	66	437	7	1,793

Taxation	(348)	(32)	(4)	(17)	20	19	(362)
Tax rate %	31.4%						20.2%
	------------	------------	------------	------------	------------	------------	------------
Profit after taxation	759	117	23	49	457	26	1,431
	------------	------------	------------	------------	------------	------------	------------
Profit attributable to non-controlling interests	210				14		224

Profit attributable to shareholders	549	117	23	49	443	26	1,207
	------------	------------	------------	------------	------------	------------	------------

Earnings per share	11.2p	2.4p	0.5p	1.0p	9.0p	0.5p	24.6p
	------------	------------	------------	------------	------------	------------	------------

Weighted average number of shares (millions)	4,903						4,903
	------------						------------

Adjusted results exclude the above items from Total results as GSK believes that Adjusted results are more representative of the performance of the Group's operations and allow the key trends and factors driving performance to be more easily and clearly identified by shareholders.  For a fuller explanation of Adjusted results, see 'Definitions' on page 21.

Income statement - Adjusted results reconciliation Three months ended 31 March 2017

	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Transaction- related £m	Divestments, significant legal and other items £m	Adjusted results £m
	------------	------------	------------	------------	------------	------------	------------
Turnover	7,384						7,384
Cost of sales	(2,513)	131	35	104	22		(2,221)
	------------	------------	------------	------------	------------	------------	------------
Gross profit	4,871	131	35	104	22		5,163

Selling, general and administration	(2,452)			47		58	(2,347)
Research and development	(960)	11	9	15		6	(919)
Royalty income	82						82
Other operating income/(expense)	177				70	(247)	-
	------------	------------	------------	------------	------------	------------	------------
Operating profit	1,718	142	44	166	92	(183)	1,979

Net finance costs	(173)			1		3	(169)
Share of after tax profits of associates and joint ventures	5						5
	------------	------------	------------	------------	------------	------------	------------
Profit before taxation	1,550	142	44	167	92	(180)	1,815

Taxation	(327)	(31)	(13)	(38)	(27)	37	(399)
Tax rate %	21.1%						22.0%
	------------	------------	------------	------------	------------	------------	------------
Profit after taxation	1,223	111	31	129	65	(143)	1,416
	------------	------------	------------	------------	------------	------------	------------
Profit attributable to non-controlling interests	177				22		199

Profit attributable to shareholders	1,046	111	31	129	43	(143)	1,217
	------------	------------	------------	------------	------------	------------	------------

Earnings per share	21.4p	2.3p	0.7p	2.7p	0.9p	(3.0)p	25.0p
	------------	------------	------------	------------	------------	------------	------------

Weighted average number of shares (millions)	4,877						4,877
	------------						------------

Adjusted results exclude the above items from Total results as GSK believes that Adjusted results are more representative of the performance of the Group's operations and allow the key trends and factors driving performance to be more easily and clearly identified by shareholders.  For a fuller explanation of Adjusted results, see 'Definitions' on page 21.

Independent Review Report to GlaxoSmithKline plc

We have been engaged by GlaxoSmithKline plc (the 'Company') to review the condensed financial information in the Results Announcement for the three months ended 31 March 2018.

What we have reviewed
The condensed financial information comprises:
●	the income statement and statement of comprehensive income for the three month period ended 31 March 2018 on pages 24 and 25 respectively;
●	the balance sheet as at 31 March 2018 on page 28;
●	the statement of changes in equity for the three month period then ended on page 29;
●	the cash flow statement for the three month period then ended on page 30; and;
●
the accounting policies and basis of preparation and the parts of the explanatory notes to the condensed financial information on pages 31 to 38 that have been prepared applying consistent accounting policies to those applied by the Group in the Annual Report 2017, which was prepared in accordance with International Financial Reporting Standards ("IFRS") as adopted by the European Union, except for the implementation of IFRS 15 "Revenue from Contracts with Customers" and IFRS 9 "Financial Instruments" from 1 January 2018.

We have read the other information contained in the Results Announcement, including the non-IFRS measures contained on pages 31 to 38, and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed financial information.

This report is made solely to the Company in accordance with International Standard on Review Engagements (UK and Ireland) 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Auditing Practices Board.  Our work has been undertaken so that we might state to the Company those matters we are required to state to it in an independent review report and for no other purpose.  To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities
The Results Announcement of GlaxoSmithKline plc, including the condensed financial information is the responsibility of, and has been approved by, the directors.  The directors are responsible for preparing the Results Announcement by applying consistent accounting policies to those applied by the Group in the Annual Report 2017, which was prepared in accordance with International Financial Reporting Standards ("IFRS") as adopted by the European Union, except for the implementation of IFRS 15 "Revenue from Contracts with Customers" and IFRS 9 "Financial Instruments" from 1 January 2018.

Our responsibility
Our responsibility is to express to the Company a conclusion on the condensed financial information in the Results Announcement based on our review.

Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Auditing Practices Board for use in the United Kingdom.  A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.  A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit.  Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed financial information in the Results Announcement for the three months ended 31 March 2018 is not prepared, in all material respects, in accordance with the accounting policies set out in the accounting policies and basis of preparation section on page 33.

Deloitte LLP
Statutory Auditor
London, United Kingdom
25 April 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: April 25, 2018

By: VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc